Room 4561
								October 18, 2005

John Farr
Chief Financial Officer
Pervasive Software Inc.
12365 Riata Trace Parkway
Building B
Austin, TX 78727

Re:	Pervasive Software Inc.
Form 8-K filed on October 7, 2005
      Form 10-K for Fiscal Year Ended June 30, 2005
      File No. 0-23043

Dear Mr. Farr:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on October 7, 2005
1. Your disclosure in the second paragraph indicates that your new independent registered public accounting firm was engaged on October
6, 2005. Accordingly, revise the disclosure regarding consultation with Grant Thornton LLP to specifically include the subsequent interim period through October 6, 2005. Refer to Item 304(a)(2) of
Regulation S-K.

Form 10-K for Fiscal Year Ended June 30, 2005

Item 9A - Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 44
2. Your text suggests that the disclosure controls and procedures that were evaluated by your chief executive officer and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rules. Please advise whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Revise future filings accordingly. See to Exchange Act Rule 13a-15(e).

      As appropriate, please amend your filings and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Mr. John Farr
Pervasive Software Inc.
October 18, 2005
Page 3